Schedule B

Primary Business Name: BRUCE MARKETS LLC   **BD Number: 300209**

BD - AMENDMENT

01/24/2025

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
HULSIZER, MATTHEW NELS	I	PEAK6 LLC	MANAGING MEMBER	11/2009	D	Y	N	2311367
JUST, JENNIFER JANE	I	PEAK6 LLC	MANAGING MEMBER	11/2009	D	Y	N	2261444
PEAK6 GROUP LLC	DE	BRUCE MARKETS HOLDINGS LLC	MANAGING MEMBER	08/2024	E	Y	N	36-4166492
PEAK6 INVESTMENTS LLC	DE	PEAK6 GROUP LLC	MEMBER	09/2018	E	Y	N	36-4087874
PEAK6 LLC	DE	PEAK6 INVESTMENTS LLC	MEMBER	09/2018	D	Y	N	36-4166488